SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

PACIFICARE HEALTH SYSTEMS, LLC

(Name of Subject Company (Issuer))

PACIFICARE HEALTH SYSTEMS, LLC

UNITEDHEALTH GROUP INCORPORATED

(Name of Filing Person (Issuer))

3% Convertible Subordinated Debentures Due 2032

(Title of Class of Securities)

695112 AG7 and 695112 AF9

(CUSIP Number of Class of Securities)

Copy to:

Dannette L. Smith, Esq. Deputy General Counsel and Assistant Secretary UnitedHealth Group Incorporated UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota 55343 (952) 936-1300	Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 343-7962

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $105,556,669.50	Amount of Filing Fee**: $11,295

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 3% Convertible Subordinated Debentures Due 2032 (the “Debentures”) upon a fundamental change, pursuant to the applicable indenture, calculated as the sum of (a) $104,667,000, representing 100% of the principal amount of the Debentures outstanding, plus (b) $889,669.50, representing accrued and unpaid interest on the Debentures through January 30, 2006, the day prior to the currently anticipated repurchase date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth the Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc., a Delaware corporation (“PacifiCare”), and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of December 20, 2005, by and among PacifiCare, UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”), Point Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of UnitedHealth Group (“Point”), and the Trustee, and as further supplemented by the Second Supplemental Indenture, dated as of December 30, 2005, by and among PacifiCare Health Systems, LLC (formerly known as Point Acquisition LLC) (the “Company”), UnitedHealth Group and the Trustee (as heretofore amended or supplemented, the “Indenture”), for the 3% Convertible Subordinated Debentures Due 2032 (the “Debentures”) originally issued by PacifiCare, this Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by the Company and UnitedHealth Group with respect to the right of each holder of the Debentures to sell and the obligation of the Company to purchase the Debentures, upon the terms and subject to the conditions set forth in the Indenture, the Debentures, the Fundamental Change Notice dated December 30, 2005 (the “Fundamental Change Notice”), and the related notice materials filed as exhibits to this Schedule TO (collectively, as amended or supplemented from time to time, the “Put Option”).

A Fundamental Change with respect to PacifiCare occurred on December 20, 2005 as a result of the consummation of the merger (the “Merger”) of PacifiCare with and into Point. As a result of the Merger, each share of PacifiCare common stock outstanding at the effective time of the Merger was converted into the right to receive 1.1 shares of UnitedHealth Group common stock, par value $0.01 per share, and $21.50 in cash. In connection with the Merger, Point, which was renamed PacifiCare Health Systems, LLC immediately following the consummation of the Merger and now conducts the business of PacifiCare, entered into the First Supplemental Indenture and thereby assumed PacifiCare’s obligations under the Indenture and the Debentures, including the obligation to give the Fundamental Change Notice and to purchase the Debentures pursuant to the Put Option. By virtue of the First Supplemental Indenture, the Company is the subject company with respect to the Put Option.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, the Company is planning to make an offer (the “Alternate Offer”) in the near term of additional cash consideration to holders of the Debentures in exchange for (i) the conversion by such holders of their Debentures on or prior to the Fundamental Change Purchase Date and (ii) the consent of holders of the Debentures to an amendment to the Indenture that would permit the Company to provide to the Trustee Exchange Act reports of UnitedHealth Group in lieu of separate reports relating only to the Company. The Company may effect the Alternate Offer pursuant to an amendment to this Schedule TO and to the related Put Option Materials or otherwise.

Items 1 through 9.

By virtue of the First Supplemental Indenture, Point succeeded to and was substituted for all of PacifiCare’s rights and obligations under the Indenture and the Debentures. Accordingly, the Company is obligated to purchase all of the Debentures on January 31, 2006 if tendered by the holders under the terms and subject to the conditions set forth in the Put Option.

In addition, as a result of the Merger, each $1,000 principal amount of Debentures is currently convertible into (i) 52.381 shares of UnitedHealth Group common stock and (ii) $1,023.8085 in cash (collectively, the “Conversion Amount”).

The Company maintains its registered and principal executive offices at 5995 Plaza Drive, Cypress, CA 90630-5028; telephone number (714) 952-1121. UnitedHealth Group maintains its registered and principal executive offices at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; telephone number (952) 936-1300.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Debentures to the Company because (i) the consideration being paid to holders surrendering Debentures consists solely of cash, (ii) the Put Option is not subject to any financing conditions and (iii) the Put Option applies to all outstanding Debentures. Additionally, (i) UnitedHealth Group, the Company’s direct corporate parent, is a public reporting company that files reports electronically on EDGAR and

PacifiCare was and (ii) the Company will continue to be, until such time as UnitedHealth Group causes the common stock of PacifiCare to be deregistered under applicable SEC rules (and accordingly, the Company, as successor by merger to PacifiCare, ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended), a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of each of UnitedHealth Group and its subsidiaries and of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis. UnitedHealth Group intends to deregister the common stock of PacifiCare under applicable SEC rules and in a letter dated December 14, 2005 requested no-action relief from the SEC with respect thereto.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures Due 2032, dated December 30, 2005.

(a)(1)(B)	Form of Fundamental Change Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to PacifiCare’s Registration Statement on Form S-3 (File No. 333-102909) originally filed with the Securities and Exchange Commission on January 31, 2003).

(d)(2)	First Supplemental Indenture, dated as of September 14, 2005, by and among PacifiCare Health Systems, Inc., Point Acquisition LLC, UnitedHealth Group Incorporated and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 20, 2005).

(d)(3)	Second Supplemental Indenture, dated as of December 30, 2005, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 30, 2005).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFICARE HEALTH SYSTEMS, LLC

By:	/s/ ROBERT OBERRENDER
Name:	Robert Oberrender
Title:	Treasurer

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DANNETTE L. SMITH
Name:	Dannette L. Smith
Title:	Deputy General Counsel and Assistant Secretary

Dated: December 30, 2005

EXHIBIT INDEX

(a)(1)(A)	Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures Due 2032, dated December 30, 2005.

(a)(1)(B)	Form of Fundamental Change Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to PacifiCare’s Registration Statement on Form S-3 (File No. 333-102909) originally filed with the Securities and Exchange Commission on January 31, 2003).

(d)(2)	First Supplemental Indenture, dated as of September 14, 2005, by and among PacifiCare Health Systems, Inc., Point Acquisition LLC, UnitedHealth Group Incorporated and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 20, 2005).

(d)(3)	Second Supplemental Indenture, dated as of December 30, 2005, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 30, 2005).

(g)	Not applicable.

(h)	Not applicable.